FOIA Confidential Treatment Requested by West Corporation Pursuant to Rule 83 (17 C.F.R. 200.83)

WSTC 1

January 11, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Mail Stop 3561

Washington, D.C. 20549-3561

Attention: Jennifer Thompson

Re:	West Corporation
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 19, 2015
File No. 1-35846

Dear Ms. Thompson:

West Corporation (the “Company”) has received and reviewed the comment from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter dated December 2, 2015 (the “December 2 Comment Letter”) regarding the Staff’s review of the Company’s responses to comments raised in your letter dated October 26, 2015 (the “October 26 Comment Letter”), as well as the oral comments from the Staff received December 17, 2015 on a phone call from the Staff as a follow up to a conference call held between the Staff and the Company on December 16, 2015 (the “Oral Comments”). For the convenience of the Staff’s review, the Company has set forth the comment contained in the December 2 Comment Letter as well as the Oral Comments received on December 17, 2015 in italics followed by the responses of the Company. References to prior comments and comment numbers relate to the comments contained in the October 26 Comment Letter.

Due to the commercially sensitive nature of certain information contained herein, this response letter includes a request for confidential treatment of the portions of this letter highlighted and bracketed below pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”). Information that has been omitted in the EDGAR version of this response letter has been noted with a placeholder identified by the mark “[**].”

In accordance with Rule 83, the Company requests confidential treatment of the highlighted and bracketed portions (the “Confidential Information”) of this response letter. Please inform the following person of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information Act, Privacy Act or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83:

West Corporation

11808 Miracle Hills Drive

Omaha, NE 68154

Attention: Jan D. Madsen, Chief Financial Officer

Securities and Exchange Commission

January 11, 2016

[Confidential Treatment Requested by West Corporation]

WSTC 2

Telephone: (402) 963-1200

Overview:

The Company will present four reportable segments beginning with the Company’s 2015 Form 10-K. The Company will present its five operating segments in the following four reportable segments: Unified Communications, Safety Services, Interactive Services and Specialized Agent Services.

As part of this segment presentation, the Telecom Services operating segment will be combined with the Unified Communications operating segment as one of our four reportable segments. Telecom Services products and services provide a portion of the telecommunications infrastructure upon which Unified Communications products and services are layered. Telecom Services provides Unified Communications with a carrier grade, protocol agnostic telecommunications network with which to interconnect with the public switched telephone network. The premise of the Telecom Services acquisition in 2012 was largely due to the expense synergies Telecom Services afforded other West operating segments, particularly Unified Communications. Telecom Services is partially a cost center for the Company’s other operating segments, primarily Unified Communications.

For 2015, 2014 and 2013, approximately [**]%, [**]% and [**]%, respectively, of Telecom Services operating revenue was from internal West businesses with approximately [**]%, [**]% and [**]%, respectively, of these operating revenues coming from the Unified Communications operating segment. In 2016, approximately [**]% of Telecom Services operating revenue is expected to be from internal West businesses with approximately [**]% of those operating revenues coming from the Unified Communications operating segment.

For 2015, 2014 and 2013, the Telecom Services operating segment contributed approximately 5%, of the Company’s consolidated operating revenue in each year. For 2015, 2014 and 2013, the Telecom Services operating segment contributed approximately [**]%, [**]% and [**]%, respectively, of the Company’s consolidated operating income (the segment profit measure that will be reported). The Telecom Services operating segment is expected to contribute approximately [**]% of the Company’s consolidated operating revenue and operating income in 2016.

For 2015, 2014 and 2013, the Telecom Services operating segment contributed approximately [**]%, [**]% and [**]%, respectively, of the combined Unified Communications and Telecom Services reportable segment’s operating revenue. For 2015, 2014 and 2013, the Telecom Services operating segment contributed approximately [**]%, [**]% and [**]%, respectively, of the combined Unified Communications and Telecom Services reportable segment’s operating income. The Telecom Services operating segment is expected to contribute approximately [**]% of the combined Unified Communications and Telecom Services reportable segment’s operating revenue and operating income in 2016. In the third quarter of 2015, the Company announced the loss of Telecom Services’ largest customer. The impact of this lost customer accounts for the lower expected percentages in 2016 for both operating revenue and operating income. The combination of the Telecom Services operating segment with the Unified Communications operating segment reduced the reported operating income margin of the combined Unified Communications and Telecom Services reportable segment by [**]%, [**]% and [**]% (absolute percentage points), respectively, for 2015, 2014 and 2013 and is expected to reduce the reported operating income margin of the combined Unified Communications and Telecom Services reportable segment by less than one half of one percent in 2016.

Securities and Exchange Commission

January 11, 2016

[Confidential Treatment Requested by West Corporation]

WSTC 3

In summary, we believe the Telecom Services products and services are an integral part of the cost structure of Unified Communications and combining these operating segments is a useful presentation for investors that does not materially impact the operating trends of the Unified Communications operating segment.

Form 10-K for the Fiscal Year Ended December 31, 2014

17. Segments, page F-38

1.	We note your response to comment 1. Please address the following:

•	Provide to us a more thorough analysis with respect to the products and services that the Specialized Agent Services (“SAS”) operating segment offers. Specific examples of the types of core products and services that are offered in this segment, irrespective of any potential cross selling opportunities you may leverage from other existing operating segments, would facilitate our review. Ensure your response is detailed and provides specific examples within your Healthcare Advocate and Cost Management Businesses. In this regard, explain to us in further detail the nature of the core underlying products and services that your personnel are providing in the SAS segment and how such products and services are similar or dissimilar in nature as compared to your other operating segments. Refer to ASC 280-10-50-11a.

Response:

West combines highly skilled and trained subject matter experts with proven analytics and technology to offer Specialized Agent Services (SAS). Within SAS, West offers three core services: Revenue Generation, Healthcare Advocacy and Cost Management.

Our Revenue Generation service combines live agents with superior sales methodologies utilizing advanced technology to deliver an integrated suite of revenue generation solutions, allowing clients to overcome a variety of common sales challenges across multiple business segments. From lead management and team selling, to account management and sole territory coverage, our revenue generation solutions help our clients drive incremental sales, increase market share and strengthen relationships with their customers.

Our Healthcare Advocacy service combines live agents with clinical expertise, utilizing our leading-edge data analytics and technology platform to assist our client’s employees in maneuvering healthcare and insurance-related issues, saving them time and money. West leverages the power of data analytics with pricing transparency and personalized health communications to help members make better-informed decisions and get more value from the healthcare system.

Our Cost Management service helps health insurance payers improve cash flow by identifying and recovering overpayments. Our expertise, client partnerships and effective solutions allow for increased dollars identified and returned, driving down the overall cost of healthcare. We continually analyze client data to find new ways to identify overpayments. We also work to improve efficiencies by focusing on continuous desktop quality assurance, internal auditing and process management. Note that our Cost Management business represents less than [**]% of West’s consolidated revenue.

Similar to the Company’s other operating segments, all of the SAS operating services leverage large-scale voice and data management services that are complex, mission critical and help our clients communicate.

Securities and Exchange Commission

January 11, 2016

[Confidential Treatment Requested by West Corporation]

WSTC 4

Consistent with our other operating segments, the value of SAS’s products to our customers is derived from voice and data communications technology infrastructure and data analytics. In contrast, the divested agent-based businesses were call centers where we linked to the customer’s technology and the primary value was in the labor and the management of the labor. This is highlighted by the significantly higher EBITDA margins in SAS of approximately [**]% in contrast to the divested agent-based businesses which had an EBITDA margin less than [**]%.

In contrast to our other operating segments that primarily provide business-to-business services that are telecom products and services that facilitate communications, the services delivered by SAS are business to business services that require the sophisticated voice and data communications technology infrastructure but are not directly telecom products or services.

•	It appears your SAS operating segment is more labor centric in nature as compared to your other operating segments. We note the SAS segment uses highly trained employees to provide its services as compared to your other segments, which appear to rely on the use of a technology infrastructure. Explain to us in more detail how you concluded the methods used to distribute your products and services were similar. Refer to ASC 280-10-50-11d.

Response:

Although highly trained labor is used in all segments, SAS is more labor centric as the service delivery channel is almost always a live agent while in our other operating segments the delivery channel may be a live agent, or may be automated.

The services offered by all of our operating segments rely upon shared technological infrastructure that includes data centers and traditional and IP voice and data routing.

The Company’s strategy has begun evolving to emphasize key industry markets and enterprise clients where we believe we can develop effective solutions for their specific communication challenges by leveraging existing products, infrastructure and/or core capabilities from across all of the operating segments.

The Company has also initiated several “One West” operating infrastructure and technology projects, such as data center consolidations, common cloud infrastructure development, and carrier management centralization.

Across all segments, the primary value of the products and services to our customers is based on voice and data communications technology infrastructure and data analytics. In contrast, the divested agent-based businesses were call centers where we linked to the customer’s technology and the primary value was in the labor and the management of the labor.

•	It appears there are differences in the regulatory environment in the SAS operating segment as compared to your other segments. Explain to us in more detail how you evaluated these differences in your aggregation analysis. Refer to ASC 280-10-50-11e.

Securities and Exchange Commission

January 11, 2016

[Confidential Treatment Requested by West Corporation]

WSTC 5

Response:

Each of our Safety Services, Unified Communications and Conferencing Services, Telecom Services and Interactive Services operating segments are subject to significant Federal Communications Commission (the “FCC”) and/or state and local telecommunications regulations. Although FCC regulations are not material to our Specialized Agent Services operating segment, it also operates in a highly regulated environment.

Our Specialized Agent Services and Interactive Services operating segments provide services to healthcare clients that, as providers of healthcare services, are considered “covered entities” under the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). As covered entities, our clients must comply with standards for privacy, transaction and code sets, and data security. Under HIPAA, we are sometimes considered a “business associate,” which requires that we protect the security and privacy of “protected health information” provided to us by our clients.

•	We would like to better understand how you concluded your SAS operating segment was economically similar to your other segments. It appears, after reviewing your response, that there are notable differences in profitability. Explain to us the factors which are driving the differences in the profitability of the SAS operating segment. In this regard, provide to us a detailed response which addresses how you reasonably concluded your SAS operating segment was economically similar to your other segments such that aggregation was appropriate. Lastly, provide us with a tabular reconciliation of your profitability margins by operating segment from an unadjusted to an adjusted basis explaining the reasons for any significant differences. Refer to ASC 280-10-50-11.

Response:

As requested, we have provided a tabular reconciliation by operating segment of EBITDA margin to adjusted EBITDA margin. See Exhibit 1. The adjustments are primarily for share-based compensation; merger and acquisition expenses and, for the years prior to 2014, the fees paid to our sponsors and IPO bonuses. The range of estimated 2015 EBITDA margin by operating segment is [**]% to [**]%, and it is projected to further converge to [**]% to [**]% by 2018, excluding the Telecom Services operating segment which is lower due to the recent loss of its largest customer. On a comparative and relative basis, the EBITDA margin data is essentially the same as the adjusted EBITDA margin data.

A main contributor to the range in adjusted EBITDA margin is the size and scale of the business. In general, the larger businesses are able to achieve lower selling, general & administrative expenses as a percentage of revenue, resulting in a slightly higher EBITDA margins.

ASC280-10-55-7A also requires an evaluation of future margin trends to assess similarity of operating segments. The Company expects both the EBITDA and adjusted EBITDA margins to further converge over time as additional infrastructure centralization and/or consolidation initiatives are completed.

Conversations with the Staff:

On December 17, 2015 the Company received a phone call from the Staff as a follow up to a conference call held between the Staff and the Company on December 16, 2015. The following questions from the Staff were presented to the Company on the December 17, 2015 phone call. Following each question is the Company’s response.

Securities and Exchange Commission

January 11, 2016

[Confidential Treatment Requested by West Corporation]

WSTC 6

•	Please provide detailed descriptions of the major service(s)/product(s) in each operating segment. Describe how each of these products is similar or dissimilar to the major products in the other operating segments.

Response:

Within Unified Communications, the major services are: Reservationless Conferencing Services, which allow clients to initiate an audio conference at any time, without the need to make a reservation or rely on an operator; Operator-Assisted Audio Conferencing Services, which are pre-scheduled conferences for large-scale, complex or important events; Hosted IP-PBX and Enterprise Call Management, which allows an enterprise to upgrade its communications technology with a suite of cloud-based, on–demand services including full private branch exchange functionality, advanced enterprise and personal call management tools and leading edge unified communications features; and Hosted IP Trunking Solutions, which provide enterprise clients with carrier–grade service, along with the benefits of next–generation IP–based service that allows their business to run more efficiently.

Within Interactive Services, the major services are Automated Customer Engagement Solutions, which provide hosted contact center, speech/IVR, mobile, email and short message service (“SMS”) solutions; Automated Voice Notifications, which are customized voice messages sent on behalf of our clients, delivered with personalized information; and SMS/Email Alerts and Notifications, which are customized electronic notifications sent on behalf of our clients directly to handheld devices, wireless phones or email inboxes.

Within Safety Services, the major services are: 9-1-1 Network Services, which control the routing of emergency calls to the appropriate Public Safety Answering Points (“PSAPs”), including our next generation 9-1-1 call handling solution, which is an IP-based system designed to significantly improve the information available to first responders by integrating capabilities such as the ability to text, send photos or video to 9-1-1 centers as well as providing stored data such as building blueprints or personal medical data to first responders; 9-1-1 Telephony Systems and Services, which include our fully-integrated desktop communications technology solutions which public safety agencies use to enable E9-1-1 call handling; and 9-1-1 Solutions for Enterprise VOIP and UC, which help organizations of all types and sizes meet their E9-1-1 obligations by routing 9-1-1 calls and detailed location information to the appropriate PSAP. We support all subscriber endpoint types, including IP phones, soft phones, and wireless phones connected to various voice platforms.

Within Telecom Services, the major services are Toll-Free Origination Services, which provide scalable, efficient processing of outbound toll-free traffic for service providers. We also provide toll-free call delivery including access to a highly flexible call management platform for network operators whose customers need inbound toll-free service.

Within Specialized Agent Services we offer the following agent services: Healthcare Advocacy Services, which help our clients’ employees navigate the often complex healthcare system, including by providing wellness coaching, employee assistance plans, chronic care solutions and price transparency tools; Revenue Generation Services, which help our clients drive incremental sales, increase market share and strengthen customer relationships by providing lead management, team selling, account management or sole territory coverage; and Cost Management Services, which identify and recover improperly paid insurance claims resulting from overpayments, incorrect billings and third party liability situations on medical or pharmacy claims.

Securities and Exchange Commission

January 11, 2016

[Confidential Treatment Requested by West Corporation]

WSTC 7

•	Why is there a much bigger difference between the gross margin than the adjusted EBITDA margin across the operating segments? (e.g. why does Interactive Services have a much higher gross margin but a similar adjusted EBITDA margin?)

Response:

The two largest expense categories as a percentage of revenue within cost of services are (1) variable telephony expense and (2) compensation and benefits. The telephony charges can vary significantly between our operating segments based on the type of telephone traffic. For example, text messaging is less expensive than voice message traffic and international charges are significantly more expensive than domestic telephony minutes. Compensation and benefits as a percentage of revenue also varies between our operating segments depending upon how labor-centric it is to deliver the various services. As previously noted Specialized Agent Services is the most labor centric of our operating segments. Interactive Services is the least labor-centric of our operating segments.

In 2015, Interactive Services gross margin percentage is projected to be approximately [**]% compared to a consolidated gross margin percentage for West of approximately [**]%. Interactive Services compensation and benefits in selling, general and administrative expense is approximately [**]% of Interactive Services revenue, which is almost double the Company’s consolidated percentage. This is due to the client support and application development required in Interactive Services to support the technical products offered. In addition, this operating segment has been investing in technology and people in order to retain customers and grow the business. The relatively high percentage of compensation and benefits within Interactive Services reduces adjusted EBITDA margin downward such that Interactive Services adjusted EBITDA margin is similar to that of the other operating segments.

•	Why does the CODM need to see the revenue and EBITDA of the five operating segments to run the business and why is it not useful to analysts and investors to see the same level of detail?

Response:

The Company’s CODM does receive revenue and adjusted EBITDA by operating segment, however, when making decisions about resources to be allocated to the operating segments, our CODM makes these investment decisions based on the best available alternatives, regardless of the operating segment. Beginning with the 2015 Form 10-K, the Company will be reporting revenue, depreciation and amortization, operating income, capital expenditures and total assets by reportable segment.

•	With respect to 9-1-1 Services, please explain how much revenue is coming from governmental entities versus telecom companies. Are the telecom companies considered government contractors, and if so is the Company then a government subcontractor?

Securities and Exchange Commission

January 11, 2016

[Confidential Treatment Requested by West Corporation]

WSTC 8

Response:

Wireless carriers, Incumbent Local Exchange Carriers (“ILEC’s”), Competitive Local Exchange Carriers (“CLEC’s”) and Voice over IP (“VoIP”) providers are required by both federal and state law to provide 9-1-1 services to their customers. The 9-1-1 services our Safety Services operating segment provides these companies, which represents approximately [**]% of Safety Services 2015 revenue, is to satisfy their legal responsibilities to provide 9-1-1 services to their customers. These companies must fund these legal requirements as a part of their operating costs. These companies do collect 9-1-1 surcharges on a city, county and state law basis. The money collected primarily goes to PSAPS, which then purchase other services from carriers as well as the services provided by our Safety Services operating segment. Approximately [**]% of Safety Services 2015 revenue is sourced directly from governmental agencies such as PSAPS.

•	Please provide in writing where the foreign currency exchange exposure (or adjustments) is by operating segment.

Response:

Essentially all of the Company’s foreign exchange exposure is in our Unified Communications operating segment. This operating segment provides conferencing and collaboration services globally, however, the foreign currencies that we are most exposed to are the British Pound Sterling and the Euro. Safety Services has a minimal amount of foreign exchange exposure, primarily in Canada. Interactive Services also has a minimal amount of foreign exchange exposure, primarily in Australia.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 11, 2016

[Confidential Treatment Requested by West Corporation]

WSTC 9

Thank you for your prompt attention to the Company’s responses. If you wish to discuss the responses being submitted herewith at any time, or it there is anything we can do to facilitate the Staff’s processing of this response, please feel free to contact me at (402) 963-1200.

Very truly yours,

/s/ Jan D. Madsen
Jan D. Madsen
Chief Financial Officer
West Corporation

cc:	Jonathan Babb, Sidley Austin LLP (via e-mail)
Trevor Barton, Deloitte & Touche LLP (via e-mail)

Exhibit 1

West Corporation

Dollars in thousands

EBITDA Margins	2012	2013	2014	2015P	2016 P	2017 P	2018 P
Specialized Agent Services	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%
Safety Services	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%
Telecom Services	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%
Interactive Services	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%
Unified Communications	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%
Consolidated (excluding elims)	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%

Adjusted EBITDA Margins	2012	2013	2014	2015P	2016 P	2017 P	2018 P
Specialized Agent Services	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%
Safety Services	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%
Telecom Services	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%
Interactive Services	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%
Unified Communications	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%
Consolidated (excluding elims)	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%	[**]%

Adjustments to EBITDA to arrive at adjusted EBITDA were the provision for share based compensation for all years presented; sponsor management fee / termination fee and IPO bonues in years 2012 and 2013; M&A and acquisition costs in years 2012 through 2015 and acquisition earn-out reversal for Unified Communications in 2012. For illustration purposes 2015 as projected is presented below:

2015P	Specialized Agent		Safety Services		Telecom Services		Interactive Svcs.		UC		Consolidated
EBITDA Margins	[	**]%	[	**]%	[	**]%	[	**]%	[	**]%	[	**]%
Adjustment items:
Share based compensation	[	**]%	[	**]%	[	**]%	[	**]%	[	**]%	[	**]%
M&A & acquisition costs	[	**]%	[	**]%	[	**]%	[	**]%	[	**]%	[	**]%
Adjusted EBITDA margins	[	**]%	[	**]%	[	**]%	[	**]%	[	**]%	[	**]%